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SEC FILE NUMBER
001-33412

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Superior Offshore International, Inc.

Full Name of Registrant

Former Name if Applicable
717 Texas Avenue, Suite 3150

Address of Principal Executive Office (Street and Number)
Houston, Texas 77002

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)
Superior Offshore International, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the year ended December 31, 2007 (the “Form 10-K”) within the prescribed time period because the Company’s management needs additional time to complete the financial statement review and approval process and needs to provide additional documentation to its independent registered public accounting firm, KPMG LLP, in order to resolve certain pending items. In addition, management’s negotiations to obtain additional financing in order to address the Company’s liquidity position, as further described in Part IV below, has contributed to this delay. If the Company is unable to obtain adequate additional or alternate financing, the Company expects that KPMG LLP would be required to include an explanatory paragraph in their opinion with respect to the Company’s financial statements for the year ended December 31, 2007 expressing doubt about the ability of the Company to continue as a going concern. Even if the Company obtains additional financing, KPMG LLP may still conclude that it is necessary to include such a paragraph in its opinion.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Thomas Daman, Executive Vice President and Chief Financial Officer	(713)	910-1875
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Liquidity and Capital Resources
The Company presently has extremely limited liquidity and requires substantial additional financing to fund its operations and pay its obligations. As of March 31, 2008, the Company estimates on a preliminary basis that its total current liabilities exceeded its total current assets, before considering current deferred tax assets, by approximately $7.0 million. As of March 31, 2008, the Company had less than approximately $1.8 million outstanding under its senior secured credit facility with JPMorgan Chase Bank, N.A. The Company is currently in default under such credit facility. The Company’s borrowing base capacity under such credit facility, which is affected by the composition of the Company’s eligible domestic accounts receivable, was not sufficient to enable the Company to borrow significant additional funds under the facility as of March 31, 2008.
Additional Financing
On February 1, 2008, the Company retained Tudor, Pickering, Holt & Co. Securities, Inc. as the Company’s financial advisor to assist the Company’s Board of Directors in exploring a range of financial and strategic alternatives. These alternatives include, among others, obtaining additional or alternate sources of debt or equity financing, a sale or merger of the Company or other strategic transaction, a sale of certain company assets and execution of the Company’s business plan.
In the event that the Company is unable to obtain additional financing in early April 2008, the Company will need to sell additional assets or obtain capital from other sources to fund its operations and pay its obligations.

Additional indebtedness or equity financing may not be available to the Company or, if available, such additional indebtedness or equity financing may not be available on a timely basis or on terms acceptable to the Company. In addition, the Company can provide no assurance as to the timing of any asset sales or the proceeds that could be realized by the Company from any such asset sales. Failure to obtain adequate financing or to raise funds from asset sales, should the need develop, could impair the Company’s ability to meet its working capital requirements, to fund vessel charter obligations as they become due, to make necessary capital expenditures, to repay the Company’s debts as they come due and otherwise to operate its business, and ultimately could require the Company to liquidate or initiate bankruptcy proceedings.
Senior Management Changes
As previously announced, on January 27, 2008 James J. Mermis resigned as Chief Executive Officer and Director effective on such date, and on February 8, 2008 Roger D. Burks resigned as Chief Financial Officer and Director, effective March 31, 2008. On January 27, 2008, the Board of Directors of the Company appointed E. Donald Terry, previously an independent director of the Company, to serve as Interim President and Chief Executive Officer of the Company until a successor is named. On February 11, 2008, the Board of Directors of the Company appointed Thomas E. Daman to serve as the Company’s Executive Vice President and Chief Financial Officer effective as of April 1, 2008.
Cost Savings Initiatives
Since the appointment of Mr. Terry as Interim President and Chief Executive Officer, the Company has undertaken a number of initiatives to reduce costs and improve its efficiency and results of operations. In January 2008, the Company terminated the charter for the Adams Surveyor. In February 2008, the Company restructured its ROV division and terminated approximately 43 persons in that division. In March 2008, the Company closed its fabrication operation and approximately 80 individuals employed at that facility were terminated or resigned. In addition, in March 2008 the Company terminated approximately 11 persons on its corporate staff. Because of the timing of these initiatives, the benefit of the cost savings will not be fully reflected in the Company’s results of operations until the second quarter of 2008. The Company is continuing to evaluate its operations and cost structure in an effort to identify additional cost savings.
Asset Sales and Contract Terminations
As previously announced, in January 2008, the Company sold the Superior Achiever, which was under construction, to Hornbeck Offshore Services LLC, or “Hornbeck,” for approximately $70.0 million, the proceeds of which the Company used, among other things, to repay in full its term loan obligation to Fortis Capital Corp. and to repay a portion of its borrowings under its senior secured credit facility with JPMorgan Chase Bank. Following the sale, the Company has no further obligations to the shipbuilder with respect to the construction of the vessel; however, if certain construction costs for the Superior Achiever exceed $120.0 million, the Company will reimburse Hornbeck for the amount of such excess, up to $8.0 million. In addition, in connection with the sale of the Superior Achiever, the Company and Hornbeck entered into a five-year time charter for the Superior Achiever, or under certain circumstances, the HOS Iron Horse. The Company has the option to terminate the charter by giving 90 days’ advance notice and paying a termination fee prior to the end of each six-month period within the term. The Company has provided Hornbeck with an $8.0 million cash secured letter of credit to secure its obligations to Hornbeck.

On February 29, 2008, the Company sold its subsidiary, Superior Offshore South Africa (Pty) Ltd., which owns the subsea construction, commercial diving, offshore crude oil and natural gas logistical support and marine salvage businesses that were acquired in December 2006 from Subtech Diving and Marine, in exchange for the settlement of a remaining liability of approximately $2.5 million under the related purchase agreement.
The Company has received a refundable deposit of $1.8 million for the sale or charter of the Gulf Diver V, one of the Company’s four-point vessels, from a related party. The Company expects to consummate the sale, which is subject to lender approval and definitive documentation, in early April 2008. The Company may be required to recognize an impairment of up to $2.0 million in connection with the sale of the vessel. The Company may sell certain additional assets to generate cash to fund its operations and to pay its obligations. The assets that may be sold include, among others, two work class ROVs and certain equipment previously used in the Company’s fabrication operations.
Operations Update
The Company has entered into a contract for the Superior Endeavor to work in Saudi Arabia for approximately one year. The vessel is currently in transit and is expected to arrive in approximately two weeks.
The Company has entered into a subcharter for the Gulmar Condor, which the Company has chartered until April 2009, to work in the U.S. Gulf of Mexico for approximately six months, beginning March 10, 2008.
On March 24, 2008, the charter for the Gulmar Falcon was terminated by the vessel owner due to the Company’s inability to pay its obligations thereunder when due. Although the vessel owner has terminated the charter for Gulmar Falcon, the Company is continuing to use the vessel on a short term basis until it completes its current project.
The Seamec III, which the Company has chartered until July 2008, is currently in Trinidad. The Company currently expects the vessel to return to the U.S. Gulf of Mexico, upon settlement of certain vendor invoices in the amount of approximately $1.0 million.
During the first quarter of 2008, the Company experienced very low utilization and day rates for its four point vessels, which are used in the U.S. Gulf of Mexico.
First Quarter of 2008 Update
     The Company has not yet finalized its financial statements for the three months ended March 31, 2008. Based on preliminary unaudited financial information that is not yet complete and may materially change, the Company currently expects that its revenues for the first quarter of 2008 will not exceed $21.0 million and that its net loss for the first quarter of 2008 will be more than $32.0 million. As described above under “Cost Savings Initiatives”, the Company has undertaken a number of cost savings initiatives the benefit of which will not be fully reflected in the Company’s results of operations until the second quarter of 2008. If the Company incurs any pre-tax loss for the remainder of 2008 in excess of the amount recognized in the first quarter of 2008, management does not expect the Company to recognize any additional tax benefits associated with that loss.

     The Company expects to record the following charges in the first quarter of 2008, which are reflected in the calculation of the Company’s estimated net loss for the quarter disclosed above:
•	approximately $4.6 million related to the disposition of the Company’s subsidiary, Superior Offshore South Africa (Pty) Ltd., as discussed above;

•	approximately $650,000 on the sale of the Superior Achiever, as discussed above;

•	approximately $5.5 million related to the cancellation of a contract to build a portable Saturation Diving System with Unique Systems LLC;

•	approximately $825,000 related to the early termination of the charter for the Adams Surveyor;

•	approximately $3.5 million related to the early termination of the Gulmar Falcon, as discussed above;

•	a severance charge of approximately $675,000 and $1.6 million stock-based compensation severance in the first quarter of 2008 related to Mr. Burks’ resignation from the Company and the disposition of the Company’s subsidiary, Superior Offshore South Africa (Pty) Ltd., which is discussed above; and

•	approximately $1.4 million for early extinguishment of debt in conjunction with the payoff of the term loan with Fortis Capital Corp. upon the sale of the Superior Achiever in January 2008, as described above.
The foregoing estimates include forward-looking statements and are subject to significant risks and uncertainties. Accordingly, the Company’s final results for the first quarter of 2008 may be materially different than the foregoing estimates.
Pending Litigation
As previously announced, several putative class-action lawsuits have been filed against the Company alleging violations of the federal securities laws. In addition, two shareholder derivative lawsuits have been filed alleging violations of various laws. The Company believes that each of these lawsuits is without merit and the Company will defend itself vigorously.
Preliminary Unaudited Results of Operations —Year Ended December 31, 2007
The following results of operations are preliminary and have not been audited or otherwise reviewed by the Company’s independent auditors or the Company’s Audit Committee. In addition, the following preliminary unaudited results of operations have not been reviewed by all members of the Company’s management that are expected to review such information before the filing of the Form 10-K. The following preliminary unaudited results of operations constitute forward-looking statements and are subject to significant risks and uncertainties. Accordingly, the Company’s final, audited results of operations could be materially different from the preliminary unaudited results set forth below.
Revenues. The Company anticipates reporting revenues for the year ended December 31, 2007 of $260.8 million compared with $243.4 million for the year ended December 31, 2006, an increase of $17.4 million. The Company anticipates reporting that total vessel revenue days were 2,205 in 2007 compared with 2,686 in 2006, a decrease of 17.9%; that owned and long-term charter vessel revenue days were 1,164 in 2007 compared with 1,309 in 2006, a decrease of 11.1%, and that short-term charter vessel revenue days were 1,041 in 2007 compared with 1,377 in 2006, a decrease of 24.4%. Vessel utilization was 54% in 2007 compared to 89% in 2006. The increase in the Company’s revenues from the year ended December 31, 2006 to the year December 31, 2007 was mainly due to the Company’s British Petroleum Trinidad & Tobago project, which commenced early in the third quarter of 2007. In addition, the Company’s revenues in 2007 were favorably affected by continued provision of diving personnel and technical expertise on vessels and platforms owned and operated by third parties. Revenues were negatively affected by the drydocking of the Superior Endeavour for scheduled upgrades beginning in early February 2007 and the drydocking of the Gulmar Falcon for scheduled upgrades beginning in July 2007. The Company placed the Superior Endeavour and the Gulmar Falcon back in service in September 2007 and October 2007, respectively. The Superior Endeavour, despite re-entering service in the third quarter of 2007, did not generate revenues until early October, while the Gulmar Falcon did not generate revenues until early November. The Company anticipates reporting that revenues relating to the Company’s fabrication facility for the year ended December 31, 2007 were $7.8 million compared with $13.3 million for the year ended December 31, 2006, a decrease of $5.5 million, due to a decrease in the number of Gulf of Mexico projects requiring fabrication.

Costs of Revenues (excluding depreciation and amortization). Costs of revenues consist mainly of vessel charter costs, labor costs and related employee benefits, consumables and third-party equipment rentals. The Company anticipates reporting that costs of revenues for the year ended December 31, 2007 were $215.8 million compared with $141.8 million for the year ended December 31, 2006, an increase of $74.0 million. This increase was substantially due to increased third party equipment and vessel rentals and related mobilization of $123.1 million in 2007 compared with $76.0 million for 2006, and a $7.2 million charge with respect to the charter for the Toisa Puma and its subsequent termination. In addition, labor costs and related employee benefits costs were $59.7 million for the year December 31, 2007 compared with $33.1 million for the year ended December 31, 2006, due to the addition of the Company’s foreign subsidiaries. Increased downtime for certain of the Company’s vessels due to equipment upgrades or low utilization also contributed to higher costs, as these vessels were unable to generate sufficient revenues to offset labor and other operating costs associated with the vessels.
Operating Expenses. Operating expenses consist of selling, general and administrative costs not directly related to a specific project or job, depreciation and amortization, disposal of assets, insurance and bad debt expense. The Company anticipates reporting that operating expenses for the year ended December 31, 2007 were $73.5 million compared with $27.4 million for the year ended December 31, 2006, an increase of $46.1 million. The Company anticipates reporting that this increase was attributable to several factors: salaries, labor costs and related employee benefits increased $4.9 million due to increases in salaries and the size of the Company’s staff; stock-based compensation increased $12.6 million due to awards made under the 2007 stock incentive plan; professional fees increased $8.5 million due to reporting and other obligations under the Securities Exchange Act of 1934, compliance with the Sarbanes-Oxley Act, as well as several financing transactions; an impairment charge of $4.3 million on the Gulf Diver IV, which in December 2007 management decided to sell; and bad debt expense of $12.2 million due to write offs associated with four customers due to contract disputes and operational considerations. The Company also recorded a cash severance charge of $1.0 million and stock based compensation charge of $4.9 million in connection with the resignations of R. Joshua Koch, Jr. and Patrice Chemin from the Company in the fourth quarter of 2007. In addition, the Company is attempting to receive final documentation from two foreign-owned companies that operated on its behalf in U.S. waters in 2005, 2006 and 2007. This documentation, which the Company currently anticipates receiving, is to mitigate the income taxes due on these foreign companies’ U.S. operations. If the Company is unable to receive such documentation, payments of approximately $3.2 million will be made to the U.S. Internal Revenue Service on behalf of the foreign companies and rebilled to one of the two companies and the Company anticipates a charge of $1.5 million will be taken with respect to the other company.
Non-Operating Expenses. The Company anticipates reporting that interest income (expense), net for the year ended December 31, 2007 was $(1.0) million compared with $0.1 million for the year ended December 31, 2006, an increase of $(0.9) million. Loss on extinguishment of debt was $4.6 million for the year ended December 31, 2007, compared with $0 for the year ended December 31, 2006, due to the write off of debt issuance costs of $3.9 million upon early payment of the Company’s senior secured term loan and a commitment fee of $0.7 million with respect to a potential new term loan.

Provision (Benefit) for Income Taxes. The Company anticipates reporting that benefit for income taxes for the year ended December 31, 2007 was $(13.8) million compared with a provision of $25.8 million for the year ended December 31, 2006, a decrease of $39.6 million. This decrease was due to lower profitability. The Company anticipates reporting that its effective tax rate was 40.4% for the year ended December 31, 2007 and 34.8% for the year ended December 31, 2006.
FORWARD-LOOKING STATEMENTS
This Notification of Late Filing on Form 12b-25 contains statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and the Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this notice, other than statements of historical fact, are, or may be deemed to be, forward-looking statements. Such forward-looking statements only speak as of the date of this notice and the Company assumes no obligation to update the information included in this notice. Such forward-looking statements include information concerning the Company’s estimated results of operations, possible sources of capital, possible strategic alternatives, possible asset sales and the duration of customer projects and contracts. These statements often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. These statements are not guarantees of performance or results and they involve risks, uncertainties and assumptions, including the risk of continued delay in the completion of the Company’s financial statements. Although the Company believes that these forward-looking statements are based on reasonable assumptions, there are many factors that could affect the Company’s actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. In addition, investors should also review the factors contained in the “Risk Factors” section of the Company’s Prospectus dated April 19, 2007 and filed with the Securities and Exchange Commission on April 20, 2007.

Superior Offshore International, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2008	By	/s/ Thomas Daman

Thomas Daman
Executive Vice President and Chief Financial Officer